Exhibit 99.1

Kornit Digital Reports Third Quarter 2015 Results

Highlights

●	Third quarter 2015 sales of $22.2 million, an increase of 20.0% over the prior year

●	Non-GAAP operating margin of 13.5%, or $3 million; GAAP operating margin of 10%, or $2.2 million

●	Third quarter non-GAAP net income of $2.9 million, or $0.09 per diluted share; GAAP net income of $2.1 million or $0.07 per diluted share.

●	Key customer places fourth order for Allegro R2R system

ROSH-HA'AYIN, Israel, Nov. 3, 2015 (GLOBE NEWSWIRE) -- Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the third quarter ended September 30, 2015.

Sales for the third quarter of 2015 increased 20.0% year-over-year to $22.2 million, as a result of incremental revenue associated with the new Allegro roll-to-roll system, combined with continued growth in direct-to-garment (DTG) systems and ink.

Non-GAAP net income in the third quarter of 2015 was $2.9 million, or $0.09 per diluted share, compared to prior-year net income of $3.5 million. On a GAAP basis, the Company reported a net income of $2.1 million, or $0.07 per diluted share, compared to a net income of $3.2 million, in the third quarter of 2014.

Gabi Seligsohn, Kornit Digital's Chief Executive Officer commented, "During the third quarter, we continued to deepen our customer relationships and generate strong interest for our disruptive solutions, particularly of our recently introduced high throughput systems. To that point, throughout the quarter we hosted multiple demonstrations for our newly introduced Allegro and pre-beta Vulcan systems, which generated strong customer interest. For the Allegro, several customer interactions have led to system orders which will be installed during the fourth quarter. For Vulcan, we successfully executed on multiple pre-beta customer demos, all of which have led to firm demand for systems by those customers."

Seligsohn continued, "We are pleased with the growth in our business through the first nine-months of 29% vs. the same period last year, although third quarter growth came in at the lower end of our guided range due to the timing of system volume. As we have seen in the past, quarter-to-quarter growth is not linear at this stage in our evolution. Looking to the balance of the year, we anticipate revenue from our recently introduced high throughput systems and volume from several new customers to provide a tailwind as we close out 2015."

Results of Operations

In the third quarter of 2015, Kornit reported sales of $22.2 million, an increase of 20.0% compared with the prior-year level of $18.5 million. Higher sales were the result of contributions from all product categories including systems, ink and consumables, and services.

Non-GAAP gross margin as a percentage of sales in the third quarter of 2015 was 48.3%, compared with 50.6% in the prior-year period. Lower gross margin compared to the prior year resulted from two large customer orders of multiple high-end systems in the third quarter of 2014, which provided a favorable margin rate during the period. Excluding the impact of these orders, our gross margin run rate continued to expand as a result of the ongoing mix shift to higher throughput systems, incremental ink sales, and a stronger contribution from services. On a GAAP basis, gross margin was $10.6 million, or 47.6% of sales.

Non-GAAP operating expenses in the third quarter increased to $7.7 million, compared to $5.6 million in the prior year. The increase in total operating expenses is consistent with the previously stated growth strategy, as the Company continues to execute to its global infrastructure build out. As a percent of sales, non-GAAP operating expenses for the third quarter were 34.8% of sales, an increase from 30.4% of sales in the prior year. On a GAAP basis, operating expenses were $8.4 million, or 37.7% during the quarter.

Non-GAAP research and development expenses were $2.9 million, compared to $2.2 million in the prior-year. On a GAAP basis, research and development expenses were $3.1 million, or 13.8% of sales during the quarter.

Non-GAAP operating profit in the third quarter declined to $3.0 million, compared to $3.7 million in the prior year. As a percent of sales, non-GAAP operating profit for the third quarter was 13.5% of sales, a decrease from 20.2% of sales in the prior year.

Non-GAAP net income for the third quarter of 2015 were $2.9 million, or $0.09 per diluted share, compared with Non-GAAP net income of $3.5 million, or $0.31 in the prior year period.

On a GAAP basis, the Company reported net earnings of $2.1 million, or $0.07 per diluted share, compared to a net income of $3.2 million, or $0.3 per diluted share in the third quarter of 2014.

2015 Third Quarter Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

Kornit will host a conference call today at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-427-9411 or +1-719-325-2458. The toll-free Israeli number is 1-809-24 5906. The confirmation code is 8335584.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter confirmation code 8335584. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, November 3, 2015, and will last through 11:59 p.m. ET November 17, 2015. The call will also be available for replay via the webcast link on Kornit's Investor Relations website.

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in developing, introducing and selling new or improved products, our success in marketing, our success in effectively increasing our field presence and those factors referred to under "Risk Factors" in the company's final prospectus filed with the U.S. Securities and Exchange Commission. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, amortization of acquired intangible assets and compensation related to the IPO. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit develops, designs and markets innovative digital printing solutions for the global printed textile industry. Kornit's solution includes its proprietary digital printing systems, ink and other consumables, associated software and value added services. Kornit's vision is to revolutionize the textile industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. Kornit is a global company headquartered in Rosh-Ha`Ayin, Israel, with U.S. offices in Mequon, Wisconsin and additional sales, support and marketing offices in Germany and Hong Kong.

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenues	$61,077	$47,495	$22,201	$18,494
Cost of revenues	32,547	26,855	11,624	9,196
Gross profit	28,530	20,640	10,577	9,298

Operating expenses:
Research and development	8,573	6,851	3,067	2,263
Selling and marketing	9,175	7,569	3,264	2,195
General and administrative	7,213	3,716	2,028	1,393
Total operating expenses	24,961	18,136	8,359	5,851
Operating income	3,569	2,504	2,218	3,447
Financial income (expenses), net	(170)	(199)	279	(105)
Income before taxes on income	3,399	2,305	2,497	3,342

Taxes on income	739	476	354	173
Net income	2,660	1,829	2,143	3,169

Basic net income per share	$0.12	$0.20	$0.07	$0.35

Weighted average number of shares used in computing basic net income per share	22,814,312	8,968,343	29,779,017	8,968,343

Diluted net income per share	$0.11	$0.18	$0.07	$0.30

Weighted average number of shares used in computing diluted net income per share	24,734,519	10,139,704	31,743,307	10,663,649

KORNIT DIGITAL LTD.

 AND ITS SUBSIDIARIES

 RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

GAAP net income as reported	$2,660	$1,829	$2,143	$3,169

Non-GAAP adjustments
Expenses recorded for share-based compensation
Cost of revenues	197	59	85	20
Research and development	209	43	85	29
Selling and marketing	338	122	174	41
General and administrative	882	289	307	159
Acquisition related expenses
Research and development	188	--	62	--
General and administrative	550	--	--	--
Intangible assets amortization
Cost of revenues	169	94	56	32
Compensation in relation to the IPO
Separation payment to shareholder	750	--	--	--
IPO bonuses to employees	270	--	--	--

Total adjustments	3,553	607	769	281

Non-GAAP net income	$6,213	$2,436	$2,912	$3,450

Non- GAAP diluted net income per share	$0.25	$0.23	$0.09	$0.31

Weighted average number of shares used in computing diluted net income per share	25,111,776	10,431,433	32,096,739	11,125,629

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2015	2014
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,377	$4,993
Short term bank deposits	11,000	--
Available for sale marketable securities	3,543	--
Trade receivables, net	17,319	9,770
Other accounts receivables and prepaid expenses	3,473	1,775
Inventory	14,729	11,986
Total current assets	87,441	28,524
LONG-TERM ASSETS:
Available for sale long-term marketable securities	22,305	--
Severance pay fund	1,121	1,187
Property and equipment, net	4,097	3,660
Intangible assets, net	1,079	245
Deferred issuance costs	--	849
Other assets	292	249
Total long-term assets	28,894	6,190

Total assets	$116,335	$34,714

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$9,028	$5,901
Employees and payroll accruals	4,442	2,968
Deferred revenues and advances from customers	552	1,863
Other payables and accrued expenses	3,116	2,606
Total current liabilities	17,138	13,338

LONG-TERM LIABILITIES:
Accrued severance pay	1,829	1,903
Deferred taxes	153	122
Total long-term liabilities	1,982	2,025

SHAREHOLDERS' EQUITY	97,215	19,351

Total liabilities and shareholders' equity	$116,335	$34,714

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Cash flows from operating activities:
Net income	$2,660	$1,829	$2,143	$3,169
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,279	1,004	613	360
Share-based compensation	1,626	513	651	249
Increase in accrued interest and amortization of premium on marketable securities	(43)	--	(43)	--
Increase (decrease) in accrued severance pay, net	(8)	289	(50)	68
Decrease (increase) in trade receivables	(7,726)	(1,541)	(6,235)	57
Decrease (increase) in other receivables and prepaid expenses	(1,556)	55	(304)	645
Increase in inventories	(3,361)	(1,961)	(1,802)	(426)
Changes in deferred taxes, net	(76)	--	(18)	--
Increase (decrease) in other long term assets	(49)	4	51	11
Increase (decrease) in trade payables	3,101	(2,029)	(23)	(1,606)
Increase in employees and payroll accruals	1,486	302	799	26
Increase (decrease) in deferred revenues	(1,281)	374	(1,006)	(2,796)
Increase (decrease) in other payables and accrued expenses	729	(720)	391	266
Interest on short-term bank deposit	(30)	(1)	(30)	(1)
Gain from sale of property and equipments	--	(5)	--	--
Foreign currency translation loss on inter company balances with foreign subsidiaries	409	174	6	124
Net cash (used in) provided by operating activities	(2,840)	(1,713)	(4,857)	146

Cash flows from investing activities:
Purchase of property and equipment	(1,052)	(1,407)	(279)	(515)
Cash paid in connection with acquisition	(1,000)	--	--	--
Proceeds from (investment in) bank deposits, net	(11,000)	2,094	(11,000)	1,076
Proceeds from redemption or sale of marketable securities	1,500	--	1,500	--
Proceeds from sale of property and equipment	8	6	8	--
Purchase of marketable securities	(27,428)	--	(27,428)	--
Net cash provided by (used in) investing activities	(38,972)	693	(37,199)	561

Cash flows from financing activities:
Payment of issuance costs	--	--	--	--
Proceeds from initial public offering, net (Payment of issuance costs)	74,180	(6)	(1,052)	(6)
Exercise of employee stock options	60	6	60	--
Net cash provided by (used in) financing activities	74,240	--	(992)	(6)

Foreign currency translation adjustments on cash and cash equivalents	(44)	(36)	1	(31)
Increase (decrease) in cash and cash equivalents	32,428	(1,020)	(43,048)	701
Cash and cash equivalents at the beginning of the period	4,993	5,329	80,424	3,603
Cash and cash equivalents at the end of the period	37,377	4,273	37,377	4,273

(a) Non-cash investing activities:

Non-cash investing activities:
Purchase of property and equipment on credit	145	52	145	52
Non-cash issuance expenses	--	56	--	56
Inventory transferred to be used as property and equipment	592	69	306	69
Property and equipment transferred to be used as inventory	106	--	--	--

CONTACT:	Investor Contact:
Michael Callahan, ICR
(203) 682-8311
Michael.Callahan@icrinc.com